Registration No. 333-119739

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AKZO NOBEL N.V.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
Formerly Bankers Trust Company
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250 9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Akzo Nobel Inc.
120 White Plains Road, Suite 300
Tarrytown, New York 10591-10522
(914) 333-7459

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100
It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per ADS	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share, nominal value EUR 2.00, of Akzo Nobel N.V.	N/A	N/A	N/A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name and address of depositary		Face of Receipt, Introductory article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, Upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt, Paragraph (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Paragraph (14)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt, Paragraph (13) Reverse of Receipt, Paragraph (16)

	(v)	The sale or exercise of rights	Reverse of Receipt, Paragraphs (14) and (16)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3) and (6) Reverse of Receipt, Paragraphs (14) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangement	Reverse of Receipt, Paragraphs (22) and (23) (no provision for extension)

	(viii)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, Paragaraphs (2), (3), (4), (6), (7), (9) and (10)

	(x)	Limitation upon the liability of the depositary	Face of Receipt, Paragraph (7) Reverse of Receipt, Paragraph (19) and (20)

3.	Fees and Charges		Face of Receipt, Paragraph (10)

Item - 2. AVAILABLE INFORMATION

Akzo Nobel N.V. shall publish on its web site (www.akzonobel.com) on an ongoing basis, or otherwise furnish the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street NE, Washington, DC 20549.
Reverse of Receipt, Paragraph (13)

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Supplemental Agreement to the Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement and incorporated herein by reference.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Amended and Restated Deposit Agreement, dated as of October 15, 1999, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to Form F-6 (File Number 333-112715), and incorporated herein by reference.

(a)(2)
Supplemental Agreement to Deposit Agreement, dated as of October 18, 2004, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a)(2) to Form F-6 (File Number 333-119739), and incorporated herein by reference.

(a)(3)	Supplemental Agreement No. 2 to Deposit Agreement. Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. See (a) and (b) above.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. - Filed as Exhibit (d) to Form F-6 (File Number 333-119739), and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of October 15, 1999, and as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of October 18, 2004 as further supplemented and amended from time to time, by and among the Company, the Depositary, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on September 27, 2007.

Legal entity created by the Amended and Restated Deposit Agreement dated as of October 15, 1999, and as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of October 18, 2004 as further supplemented and amended from time to time, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one Ordinary Share, nominal value EUR 2.00, of the Company.

Deutsche Bank Trust Company Americas, as Depositary
By: /s/Jeff Margolick
Name: Jeff Margolick
Title: Director

By: /s/Tom Murphy
Name: Tom Murphy
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Akzo Nobel N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands, on September 27, 2007.

AKZO NOBEL N.V.

By: /s/Rob Frohn
Name: Rob Frohn
Title: CFO/Member, Board of Management

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on September 27, 2007

Signature	Title

/s/Hans Wijers	Chief Executive Officer and Chairman, Board of Management
Hans Wijers

/s/Rob Frohn	Chief Financial Officer and Member, Board of Management
Rob Frohn

/s/Leif Darner	Member of the Board of Management
Leif Darner

/s/Martin Potter	Director Corporate Control and Principal Accounting Officer
Martin Potter

/s/Steven J. Miller	Authorized Representative in the U.S.
Steven J. Miller

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Supplemental Agreement No. 2 to Deposit Agreement

(e)	Rule 466 Certification